 Exhibit (a)(6)(A)
EXELA TECHNOLOGIES, INC.
Offer to Exchange up to 100,000,000 shares of its Common Stock (in 20 share increments) for up to
$125,000,000 aggregate liquidation preference of its
6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock
Offer to Exchange up to 900,328 shares of its 6.00% Series B Cumulative Convertible
Perpetual Preferred Stock for up to 900,328 shares of its
6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock
Exela Technologies, Inc. (“we”, “us”, the “Company” or “Exela”) is offering (the “Offer”) to exchange up to 100,000,000 shares of its outstanding common stock, par value $0.0001 per share (the “Common Stock”), for its 6.00% Series B1 Cumulative Convertible Perpetual Preferred Stock (“Series B1 Preferred Stock”), with each 20 shares of Common Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (an effective price of $1.25 per share of Common Stock) (the “Common Stock Offer”). Common Stock may only be tendered in increments of 20 shares. Exela is also offering to exchange all of the outstanding 6.00% Series B Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) for Series B1 Preferred Stock, with each share of Series B Preferred Stock being exchangeable in the Offer for one share of Series B1 Preferred Stock and an amount in cash equal to the accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock (the “Preferred Stock Offer” and together with the Common Stock Offer, the “Offer). The Offer will be upon the terms and subject to the conditions set forth in the Offer to Exchange (as amended and supplemented from time to time, the “Offer to Exchange”) and the related Offer materials (as amended and supplemented from time to time, the “Offer Documents”).
The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer. The following summary is qualified in its entirety by the more detailed information appearing elsewhere in, or incorporated by reference into, the Offer to Exchange and the other Offer Documents. A more comprehensive summary is available beginning on page 3 of the Offer to Exchange. Capitalized terms used but not otherwise defined in this summary have the meanings assigned to them elsewhere in the Offer Documents.
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What is the Common Stock Offer?

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In the Common Stock Offer, the Company is offering to exchange shares of Common Stock in 20 share increments and then retiring those shares. The Company is paying one share of Series B1 Preferred Stock for each 20 shares, thus for each increment of 20 shares, a shareholder will receive one Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (the equivalent of $1.25 per share of Common Stock).

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The $1.25 liquidation preference per common share equivalent of the Series B1 Preferred Stock represents a 257% increase over the last reported sales price of our Common Stock as of April 15, 2022, on The Nasdaq Capital Market.

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You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

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What is the Preferred Stock Offer?

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In the Preferred Stock Offer, the Company is offering to exchange Series B Preferred Stock and then retiring those shares. The Company is paying one share of Series B1 Preferred Stock for each share of Series B Preferred Stock.

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The terms of the Series B1 Preferred Stock will be substantially the same as the terms of the Series B Preferred Stock, except that on all matters submitted to a vote of the stockholders of the Company, the holders of Series B1 Preferred Stock will vote with the Common Stock as a single class, the Company will have the option to pay dividends on the Series B1 Preferred Stock by issuing shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date, and the Series B1 Preferred Stock will rank senior to the Series B Preferred Stock upon liquidation and in the right to receive dividends.

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You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock.

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What are the terms of the Series B1 Preferred Stock?

The terms of the Series B1 Preferred Stock will be substantially the same as the terms of the Series B Preferred Stock, except that on all matters submitted to a vote of the stockholders of the Company, the holders of Series B1 Preferred Stock will vote with the Common Stock as a single class, the Company will have the option to pay dividends on the Series B1 Preferred Stock by issuing shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date, and the Series B1 Preferred Stock will rank senior to the Series B Preferred Stock upon liquidation and in the right to receive dividends. Each share of Series B1 Preferred Stock will have a number of votes equal to the whole number of shares into which such Series B1 Preferred Stock is then convertible.
Holders of shares of our Series B1 Preferred Stock will be entitled to receive, when, as and if authorized by our Board of Directors and declared by us out of funds legally available for the payment of dividends, cumulative dividends at the rate of 6.00% per annum of the $25.00 liquidation preference per share of our Series B1 Preferred Stock, and will participate in any dividend or distribution of cash or other property paid in respect of our Common Stock pro rata with the holders of the Common Stock, in each case subject to the preferential rights of the holders of any class or series of our capital stock ranking senior to the Series B1 Preferred Stock (including our currently outstanding Series A Preferred Stock) with respect to dividend rights. Dividends may be paid in the form of cash or in shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date. See “Description of Series B1 Preferred Stock — Dividends” for additional detail.
The Series B1 Preferred Stock is redeemable by us upon the occurrence of a Change of Control (defined below), in whole but not in part, within 120 days after the first date on which such Change of Control occurred for cash at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to, but not including, the redemption date. For additional detail and the definition of a “Change of Control”, see “Description of Series B1 Preferred Stock — Change of Control Optional Redemption”.
Holders of our Series B1 Preferred Stock have the option to convert some or all of the outstanding shares of Series B1 Preferred Stock initially into shares of Common Stock at a Conversion Price of $1.25 (subject to adjustment in certain events). In addition, if at any time the Five-Day VWAP of our Common Stock exceeds the Conversion Price, we have the option to convert the outstanding shares of Series B1 Preferred Stock into shares of Common Stock at the Conversion Price. See “Description of Series B1 Preferred Stock — Conversion Rights” for additional detail.
Accordingly, because our Series B1 Preferred Stock has no maturity date, and we are not required to redeem our Series B1 Preferred Stock at any time, our Series B1 Preferred Stock will remain outstanding indefinitely unless a holder of shares of our Series B1 Preferred Stock decides to convert it or we decide to convert or redeem it.
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If I hold through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), how do I participate in the Offer?

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To tender your shares in the Offer, you need to contact your brokerage firm and follow their procedures for instructing them to tender your shares. This is typically found in the messaging center or documents center in your online portal.

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Because it may take some time for the broker to process your instructions, you should contact them far enough in advance of the Expiration Date to enable them to follow your instructions. The Expiration Date is 11:59 p.m., New York City time, on May 16, 2022.

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If you are having difficulty in instructing your broker, you may contact our Information Agent for assistance at D.F. King & Co., Inc., Call Toll-Free: (888) 644-6071, Email: exela@dfking.com. However, neither the Company, the Information Agent, nor the Exchange Agent can accept your tender directly, only the broker can tender on your behalf.

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Some helpful links and contact information for popular retail brokerage firms included below.

• Brokerage Firm	• Contact Information
TD Ameritrade	Call 1-888-723-8504, option 1 https://invest.ameritrade.com/grid/p/site#r=jPage/cgi-bin/apps/u/InboxHome
Robinhood	https://robinhood.com/us/en/support/articles/how-to-contact-phone-support/ or https://robinhood.com/contact
Fidelity	https://digital.fidelity.com/ftgw/digital/corporate-actions/
E*Trade	Call 1-800-387-2331
Charles Schwab	https://client.schwab.com/Accounts/EReorg/eReOrgActiveAccountOffers.aspx Call 1-800-435-4000
Sofi Invest	Chat with Invest Support — https://www.sofi.com/chat/v1/web/sofi/?product=invest Call 1-(855) 525-7634
eToro	https://www.etoro.com/en-us/customer-service/
• Can you provide an example on what happens if I own 1,000 shares?
Holders of Common Stock can either:
1.
Tender any amount of your 1,000 shares, as long as it is in 20 share increments, with each 20 share increments being exchanged for one share of Series B1 Preferred Stock having a liquidation preference of $25.00 per share of Series B1 Preferred Stock (an effective price of $1.25 per share of Common Stock) regardless of the share price when you tender. If the tender is oversubscribed, then the Series B1 Preferred Stock will be allocated among the tendering stockholders on a pro rata basis. For example, if 200,000,000 shares are tendered, 500 of your shares would be exchanged into 25 shares of Series B1 Preferred Stock and you would keep the remaining 500 common shares. If 100,000,000 shares or less are tendered then whatever amount of stock you tender, the full amount would convert into shares of Series B1 Preferred Stock.

2.
Do nothing and keep the 1,000 shares you currently own.

If you choose option 1, you will receive Series B1 Preferred Stock with a 6% cumulative dividend, which accrues and is payable to investors quarterly. You can choose to convert your shares of Series B1 Preferred Stock to shares of Common Stock at a Conversion Price of $1.25. You also have the ability to sell Series B1 Preferred Stock at any time you would like.
Holders of Series B Preferred Stock can either:
1.
Tender any amount of your 1,000 shares, with each share being exchanged for one share of Series B1 Preferred Stock We will accept all shares of Series B Preferred Stock validly tendered for exchange pursuant to the Preferred Stock Offer. The terms of the Series B1 Preferred Stock will be substantially the same as the terms of the Series B Preferred Stock, except that on all matters submitted to a vote of the stockholders of the Company, the holders of Series B1 Preferred Stock will vote with the Common Stock as a single class, the Company will have the option to pay dividends on the Series B1 Preferred Stock by issuing shares of Common Stock valued at the Five-Day VWAP as of the second business day prior to the applicable dividend payment date, and the Series B1 Preferred Stock will rank senior to the Series B Preferred Stock upon liquidation and in the right to receive dividends.
2.
Do nothing and keep the 1,000 shares you currently own.

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Is this exchange offer available for retail and institutional investors?

Yes, any type of investor can participate.
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How many shares of Common Stock and Series B Preferred Stock are sought to be exchanged in the Offer? Is it a condition to the Offer?

We are offering to exchange up to 100,000,000 shares of our Common Stock, representing approximately 20.6% of our shares of Common Stock outstanding as of April 15, 2022. We are also offering to exchange all of our outstanding shares of Series B Preferred Stock.
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Why is the Company making the Offer?

On March 10, 2022, the Company’s prior exchange offer in which it offered to exchange Common Stock for Series B Preferred Stock expired and all validly tendered shares of Common Stock were accepted for exchange (the “Prior Exchange Offer”). Although the Company had sought 100,000,000 shares of Common Stock in the Prior Exchange Offer only 18,006,560 shares were validly tendered.
In conducting the Prior Exchange Offer, the Company believed that the then current price for the Common Stock did not reflect the intrinsic value of the Company. In connection with the announcement of its earnings for the third quarter of 2019, the Company announced a ‘debt reduction and liquidity improvement initiative’, whose goal was the increase of the Company’s liquidity by $125 to $150 million and the reduction of debt by $150 to $200 million in the subsequent two years. The purpose of the initiative was to position the Company for long-term success and increased shareholder value.
As of December 31, 2021, the Company had:
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Raised $407 million of gross equity capital in 2021;

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Reduced total long-term debt by $454 million in 2021;

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Settled the appraisal action; and

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Announced that it was on-track to exceed the free cash flow improvement of $50 million per annum in 2022.

Between December 31, 2021 and the date of this Offer, the Company:
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Amended its previously reported debt facility from B. Riley Commercial Capital, LLC (“B. Riley”) to include automatic maturity extensions for a revolving credit facility, which substantially reduces the Company’s 2023 debt maturities (with the B. Riley facility having a current balance of approximately $72 million), and provides for additional liquidity of up to $50 million, increasing flexibility of the Company’s capital structure; and

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Closed a Revolving Loan Exchange and Prepayment Agreement with the financial institutions acting as revolving lenders under its First Lien Credit Agreement dated as of July 12, 2017, with all of the amounts outstanding under the Company’s revolving facility being prepaid with $50 million of cash and the remainder exchanged for $50 million of 11.500% First-Priority Senior Secured Notes due 2026; as a result, there are no further senior debt maturities in 2022.

The Company believes that the current price for the Common Stock does not reflect these accomplishments or the intrinsic value of the Company. The Company is making the Common Stock Offer to enable stockholders interested in becoming long term shareholders to earn a dividend while preserving their rights to participate in the growth of the value of the Common Stock in excess of the Conversion Price. In an effort to encourage additional holders of Common Stock to exchange their shares of common stock in the Common Stock Offer, the Company is creating a new class of preferred stock, the Series B1 Preferred Stock, which votes on an as-if-converted basis, provides the Company with the option to pay dividends in Common Stock and is senior to the Series B Preferred Stock. In addition, in order to increase the likelihood that the new Series B1 Preferred Stock will meet the listing requirements of the Nasdaq Capital Market, the Company is conducting the Preferred Stock Offer.
Thus, the Company believes that the Common Stock Offer will benefit the holders of its Common Stock as follows:
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those who tender will hold shares of Series B1 Preferred Stock that have a liquidation preference equivalent to $1.25 per share of Common Stock, cumulative dividends of 6% per annum and retain the right to participate in future dividends on our Common Stock and the appreciation of our Common Stock above the Conversion Price; the $1.25 liquidation preference per common share equivalent of the Series B1 Preferred Stock represents a 257% increase over the last reported sales price of our Common Stock as of April 15, 2022, on The Nasdaq Capital Market;

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those who do not exchange may benefit more from future share value accretion from the current price up to $1.25 per share Conversion Price as a result of the reduced number of shares outstanding; and

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the Company also understands that certain beneficial owners of Common Stock who desired to tender their shares in the Prior Exchange Offer, were unable to do so due to logistical issues with their brokerage firms. The Company is also conducting this Offer to enable those persons to participate on substantially the same basis as the Prior Exchange Offer.

The Company believes that the Preferred Stock Offer will benefit the holders of Series B Preferred Stock by enabling them to exchange the non-voting Series B Preferred Stock for voting Series B1 Preferred Stock. Holders of Series B Preferred Stock have the right to convert their Series B Preferred Stock (including the accrued dividends) into Common Stock, and to tender that Common Stock in the Common Stock Offer. By conducting the Preferred Stock Offer, the Company is simplifying the process by avoiding the need for holders of Series B Preferred Stock to convert into Common Stock (and bearing the risk that the Common Stock Offer is withdrawn post-conversion) and providing the holders of Series B Preferred Stock with a cash payment for the accrued dividends.
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What are the effects of the Offer on the ownership structure of the Company?

Holders of Common Stock who do not exchange their shares will see their percentage ownership of our outstanding Common Stock increase, however, the Common Stock will be junior to the Series B1 Preferred Stock, the Series B Preferred Stock and any other class of preferred stock in respect of the right to receive payment and rights upon liquidation. The voting power of holders of Common Stock will also be diluted by the voting power of those shares of Series B1 Preferred Stock that are issued in exchange for Series B Preferred Stock. In addition, depending on the number of shareholders that elect to tender some or all of their shares of Common Stock in the Common Stock Offer, there may be fewer shares of Common Stock held by non-affiliated shareholders, and there may therefore be fewer transactions in the shares of Common Stock resulting in lower liquidity than currently.
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When does the Offer expire?

The Offer will expire at 11:59 p.m., New York City time, on May 16, 2022 (unless the Offer is extended). If you hold your stock through a broker or other nominee, the broker or other nominee will likely have an earlier deadline by which you must give them instructions. Each broker and nominee is different and you must follow the applicable requirements and deadlines of your broker or nominee. See “The Offer — Expiration Date; Extensions; Amendments”.
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What securities are being sought in the Common Stock Offer and what will I receive in the Common Stock Offer?

Holders of Common Stock are being offered the opportunity to exchange each 20 shares of Common Stock they own for one share of Series B1 Preferred Stock having a liquidation preference equal to the $25.00 (equivalent to $1.25 per share of Common Stock) (the “Exchange Ratio”), provided that (1) Common Stock must be tendered in increments of 20 shares, and (2) the aggregate liquidation preference of the Series B1 Preferred Stock issued to all tendering stockholders in the Offer will not exceed $125,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange.

In the event that a number of shares of Common Stock is tendered in the Offer that would require us to issue in excess of $125,000,000 aggregate liquidation preference of Series B1 Preferred Stock, then all tenders will be accepted on a pro rata basis (based on increments of 20 shares) such that the aggregate liquidation preference of the Series B1 Preferred Stock does not exceed $125,000,000. See “The Offer — Prorating”.
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If I participate in the Common Stock Offer, what is the effective yield of the Series B1 Preferred Stock that I receive?

The effective yield of the Series B1 Preferred Stock to a holder of Common Stock whose shares are accepted for exchange in the Exchange Offer will be equal to the $1.50 per share of Series B1 Preferred Stock dividend rate, divided by the holder’s basis in the applicable 20 shares of Common Stock. If a holder would have purchased 20 shares of Common Stock at the last reported sale price of Common Stock on April 15 of $0.35, the effective dividend yield would have been 21.4%.
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What securities are being sought in the Preferred Stock Offer and what will I receive in the Preferred Stock Offer?

Holders of Series B Preferred Stock are being offered the opportunity to exchange each share of Series B Preferred Stock they own for one share of Series B1 Preferred Stock and an amount in cash equal to the accrued but unpaid dividends on the Series B Preferred Stock through the date of issue of the Series B1 Preferred Stock, upon the terms and subject to the conditions set forth in the Offer to Exchange. The Preferred Stock Offer is not subject to proration.
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Will the Series B1 Preferred Stock be freely tradable?

In making the Offer, we are relying on the exemption from the registration requirements of the Securities Act of 1933 contained in Section 3(a)(9) of that Act for the Series B1 Preferred Stock. Under that exemption, if Common Stock or Series B Preferred Stock tendered is freely tradable, the Series B1 Preferred Stock received in the exchange will be freely tradable.
If the Common Stock or Series B Preferred Stock tendered in the exchange is restricted, the Series B1 Preferred Stock will be restricted to the same degree.
We intend to file an application to list the Series B1 Preferred Stock on The Nasdaq Capital Market under the symbol “XelaB.” If this application is approved, trading in the Series B1 Preferred Stock is expected to commence within a 30-day period after the approval of listing. However, we cannot assure you that The Nasdaq Capital Market will list the Series B1 Preferred Stock or that any trading market will develop for the Series B1 Preferred Stock. If the application is not approved, we intend to apply to admit the Series B1 Preferred Stock for trading on the OTC. If a trading market does develop, we cannot assure you as to any price at which the Series B1 Preferred Stock will trade. See “Risk Factors — There may not be an active trading market for the Series B1 Preferred Stock”.
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Is there a maximum size of the Offer?

For the Common Stock Offer, yes. We will accept up to 100,000,000 shares of Common Stock. This represents approximately 20.6% of our outstanding Common Stock as of April 15, 2022. If more than 100,000,000 shares are tendered, we will only accept 100,000,000 shares of Common Stock, to be allocated among the tendering stockholders on a pro rata basis (based on increments of 20 shares).
For the Preferred Stock Offer, no. We will accept all shares of Series B Preferred Stock validly tendered for exchange pursuant to the Preferred Stock Offer.
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Are there any conditions to the Offer?

Yes. The Offer is conditioned on the closing conditions described under “The Offer — Conditions to the Completion of the Offer”, including a minimum number of shares of outstanding Common Stock and Series B Preferred Stock being validly tendered. We will not be required, but we reserve the right, to waive any of the conditions of the Offer (to the extent permitted by applicable law) and accept for exchange any shares of Common Stock and Series B Preferred Stock tendered (or, alternatively, we may elect to terminate the Offer) if any of the conditions of the Offer as described under “The Offer — Conditions to the

Completion of the Offer” remain unsatisfied. The Common Stock Offer and the Preferred Stock Offer are not conditioned on one another and we may elect to waive any condition of (or terminate) one offer but not the other.
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Under what circumstances may the Offer be terminated?

The Offer may be terminated if the conditions to the Offer discussed in the Offer to Exchange are not satisfied or waived or if we so elect. If the Offer is terminated and you previously have tendered shares of Common Stock or Series B Preferred Stock, such tendered Common Stock or Series B Preferred Stock will be credited back to an appropriate account promptly following the termination of the Offer without expense to you. See “The Offer.”
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How will I be notified if the Offer is extended, amended or terminated?

We, in our sole discretion, may extend the Expiration Date for any reason. If the Offer is extended, amended or terminated, we will promptly make a public announcement by issuing a press release or filing an amendment to the Schedule TO with the U.S. Securities and Exchange Commission. In the case of an extension, the announcement will be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled expiration date of the Offer. See “The Offer — Expiration Date; Extensions; Amendments”.
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If I choose to tender my shares of Common Stock or Series B Preferred Stock for exchange, do I have to tender all of my shares of Common Stock or Series B Preferred Stock?

No. You may tender all of your shares of Common Stock or Series B Preferred Stock, a portion of your shares of Common Stock or Series B Preferred Stock or none of your shares of Common Stock or Series B Preferred Stock for exchange. See “The Offer — Terms of the Offer”.
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May I withdraw my tender of shares of Common Stock or Series B Preferred Stock?

Yes. You can withdraw shares of Common Stock or Series B Preferred Stock previously tendered for exchange at any time before the Expiration Date. The Expiration Date is 11:59 p.m., New York City time, on May 16, 2022, unless extended as described in the Offer Documents. See “The Offer — Right of Withdrawal”.
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What happens if I do not participate in the Offer, or if my shares of Common Stock are not accepted in the Offer because of prorating?

If you currently hold shares of Common Stock or Series B Preferred Stock and do not tender them or if your shares of Common Stock are not accepted in the Common Stock Offer because of prorating, your shares of Common Stock or Series B Preferred Stock will continue to be issued and outstanding. See “The Offer — Terms of the Offer” and “The Offer — Prorating”.
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How will I be taxed on the exchange of my shares of Common Stock or Series B Preferred Stock?

The exchange of Common Stock or Series B Preferred Stock for Series B1 Preferred Stock under the Offer is intended to qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the Offer so qualifies, the following U.S. federal income tax consequences will generally result from the transaction:
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No gain or loss will be recognized on an exchange;

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Stockholders’ holding period for the Series B1 Preferred Stock received in an exchange will include the holding period of the Common Stock or Series B Preferred Stock exchanged in this Offer; and

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Stockholders’ initial tax basis of the Series B1 Preferred Stock received in an exchange will be equal to the adjusted tax basis of the Common Stock or Series B Preferred Stock exchanged.

See “Certain Material Income Tax Considerations” for further discussion regarding U.S. federal income tax consequences

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What is the status of the Company’s “at-the-market” program?

The Company’s “at-the-market” program has expired. Upon the conclusion of the Offer, we may determine to establish a new “at-the-market” program.
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Has the Board of Directors adopted a position on the Offer?

Our Board of Directors has approved the making of the Offer. However, the Board of Directors has not made any recommendation as to whether you should tender your shares of Common Stock or Series B Preferred Stock pursuant to the Offer. You should read the Offer Documents in their entirety and consult your own financial, tax, legal and other advisors and must make your own decision as to whether to tender your shares of Common Stock or Series B Preferred Stock.
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What are the interests of our directors, executive officers and affiliates in the Offer?

None of the Company or, to the Company’s knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.
In the Common Stock Offer, the Company is seeking to exchange approximately 20.6% of its Common Stock for Series B1 Preferred Stock. The Company has been informed by its Executive Chairman, Mr. Par Chadha, that he plans to fully participate in the Offer, provided that if the Common Stock Offer is fully subscribed, he intends to limit his participation in the Common Stock Offer to 20.6% of his Common Stock. The Company has been informed by other officers and directors that they are considering tendering their Common Stock and Series B Preferred Stock in the Offer. As a result, it is likely that that one or more of our directors or executive officers that own shares of Common Stock or Series B Preferred Stock will elect to tender some of their shares in the Offer. See “Interests of directors, executive officers and affiliates of the Company in shares of Common Stock”.
The Company expects that all directors, executive officers and affiliates will exchange their Series B Preferred Stock for Series B1 Preferred Stock in the Preferred Stock Offer.
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Who will pay the fees and expenses associated with the Offer?

We will bear all of our fees and expenses incurred in connection with consummating the Offer. No brokerage commissions are payable by the stockholders to the Information Agent, the Exchange Agent or us. See “The Offer — Fees and Expenses”.
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Who can answer questions concerning the Offer?

Requests for assistance in connection with the tender of your shares of Common Stock pursuant to the Offer may be directed to the Information Agent for the Offer, D.F. King & Co., Inc. at (toll-free) (888) 644-6071 or (collect) (212) 269-5550 or email: exela@dfking.com
For further updates on the Offer, please register your email in the field below.
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